UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

SUMMARY OF AN ITEM OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JULY, 26 2007 AT 10:30 A.M.

As secretary of the Board of Directors’ meeting, held on this date, I ATTEST that items (1) Corporate Act: changes in the Board of Directors; and (2) 2nd quarter, 2007 Results have the following wording:

“Item 1: The Board Members registered the resignation of the alternate member of the Board of Directors, Mr. Ricardo de Moraes Monteiro, dated July 5, 2007 and approved the nomination of JOILSON RODRIGUES FERREIRA, Brazilian, married, bank worker, bearer of the identity card no. 10460729, issued by SSP/SP, registered with the Corporate Roll of Taxpayers under no. 945.772.268 -04, domiciled at Rua Anita Garibaldi 91, Bloco A, apto. 101, Rio de Janeiro, RJ for alternate for José Luis Prola Salinas, to complete the term of office expiring on the 2009 Annual Shareholders’ Meeting. The new member of the Board has declared not to be involved in any crime that may prevent him from performing his duties and has presented the statement mentioned on paragraph 4 of article 147 of Law ° 6.404/76. Item 2: The Executive Board presented the Company’s results for the second quarter of 2007, clarifying the questions raised by the Board of Directors. The matter was discussed and its publication to the market was approved (…)”

The majority of the members of the Board of Directors attended the meeting and signed: (s.s.) Sergio Bernstein (Chairman); Celso Fernandez Quintella (alternate); Fabio Schvartsman; Joilson Rodrigues Ferreira (alternate); Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento.

Rio de Janeiro, July 26, 2007.

Luciene Sherique
Secretary

BOARD OF DIRECTORS’ MEETING
JULY 26 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.